September 23, 2013

United Statements Securities and Exchange Commission

Jennifer Gowetski

Senior Counsel

Re: Realgold International, Inc.

Amendment No. 1 to Form 8-K

Filed January 28, 2013

File No. 000-21909

Dear Ms Gowetski:

On behalf of Asia Travel Corporation, formerly known as Realgold International, Inc., I hereby submit our responses to your comment letter dated February 28, 2013 on the Amendment No.1 to Form 8-K that we filed on January 28, 2013. Along with the submission of this response letter, we also filed an Amendment No.2 to the Form 8-K.

General

1. Please provide us with support for all quantitative and qualitative business and industry data used in the Form 8-K. For example only, we note your disclosure on page 4, in the section “Overview of Tourism and Accommodation Market in World and particularly in China.” Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Exchange Act Rule 12b-4 and that such material should be returned to the registrant upon completion of the staff review process.

Response:

In our Form 8-K, we only provided broad and qualitative business and industry information and our own staff conducted internal analysis and research of the business and industry trend based on their experiences, the industry and business literatures, the communications with the business counterparts and their own observations. We did not cite any specific number or figure in our filings. Our staff, when conducting their own research, read information on the websites such as wikipedia, google, baidu, etc.

2. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions and include Risk Factor disclosures to highlight such issues.

•	How do you maintain your books and records and prepare your financial statements?

•	If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

•	If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

•	What is the background of the people involved in your financial reporting?

•	We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

☐ what role he or she takes in preparing your financial statements;

☐ what relevant education and ongoing training he or she has had relating to U.S. GAAP;

☐ the nature of his or her contractual or other relationship to you;

☐ whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

☐ about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

•	If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:

☐ the name and address of the accounting firm or organization the qualifications of their employees who perform the services for your company;

☐ how and why they are qualified to prepare your financial statements;

☐ how many hours they spent last year performing these services for you; and

☐ the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

•	If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

☐ why you believe they are qualified to prepare your financial statements;

☐ how many hours they spent last year performing these services for you; and

☐ the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

•	Considering that you currently do not have a separately created audit committee, please describe the extent of the Board of Directors’ knowledge of U.S. GAAP and internal control over financial reporting.

Response:

Our books and records are maintained in accordance with applicable Chinese financial requirements.

The registrant’s financial statements are maintained in accordance with applicable Chinese regulations (“Chinese GAAP”) as determined by its Chief Financial Officer, subject to the direction and control of the registrant’s Board of Directors. The Chief Financial Officer, together with an outside individual consultant (“Consultant”), is responsible for converting the registrant’s financial statements into US GAAP and for adopting sufficient controls to ensure that such conversion is performed correctly.

The registrant’s financial books and records, and its financial operating systems are maintained by a staff of two individuals, subject to the direction of its Chief Financial Officer. The Chief Financial Officer, with the assistance of the Consultant, periodically reviews the registrant’s accounting and cash flow procedures to ensure they are satisfactory for the registrant’s operations and not susceptible to theft or manipulation by its personnel. The registrant’s CFO, with the assistance of the Consultant, supervises the preparation of Financial Statements comporting with PRC GAAP and, with the assistance of the Consultant converts such statements into financial statements in accordance with US GAAP.

The Consultant is engaged on a part-time basis primarily responsible for the preparation of the registrant’s financial statements in accordance with US GAAP.

The Consultant has passed all U.S. CPA examination in 2006. She has worked for U.S. main board listed company for more than 10 years in different positions, which includes Accounting Manager, Financial Reporting Manager and Chief Financial Officer.

The Company does not receive any of those services from accounting firm or other similar organization. Currently,the Company hired a consultant with regard to the U.S. GAAP conversion and preparation of financial reports. As mentioned above, the consultant has passed all U.S. CPA exams. She served for a company listed in NYSE for more than five year, including the position of financial reporting manager and corporate secretary. She received continued trainings on compliance of Sarbanes-Oxley Act of 2002 and SEC reporting by attending regular accounting and audit courses. She served as a chief financial office for a Nasdaq listed company for three years, which is also based in China. She is familiar with both the Chinese-GAAP and U.S-GAAP.

Prior to acquisition in November 2012, we were a shell company and has no business operation. The consultant was hired around August of 2012, she spent approximately 60 hours to prepare March 31, 2012 and 2011 Zhuhai Tengda Business Hotel Co., Ltd. combined financial statements and footnotes and the subsequent consolidated review report. Consultant received $3,210 fees in conjunction with these service.

When working with the Consultant to prepare the financial statements, the Board members received significant amount of knowledge about major U.S. GAAP implication and also gained hands on experiences.

The board members have also been educated by the Consultant about SOX compliance and the evaluation of internal control over financial reporting.

Item 2.01. Completion of Acquisition or Disposition of Assets, page 3

3. We note, in the organization chart, that you state that you own 100% of the Zhuhai Tengda Business Hotel. However, we also note your disclosure that ownership is contingent upon filing a notice with the Guangdong Province Department of Foreign Trade and Economic Cooperation (“Department”). Please revise to clarify the ownership status of Tengda Hotel and disclose the legal effect of a pending notice with Guangdong Province Department of Foreign Trade and Economic Cooperation. Please add risk factor disclosure, if appropriate, to address the impact on you if you do not ultimately acquire 100% ownership of the hotel.

Response:

On November 29, 2012, the Bureau of Science and Technology Industry Trade and Information of Zhuhai City approved the ownership transfer of Tengda Hotel to Realgold Venture. On March 26, 2013, Guangdong Province Department of Foreign Trade and Economic Cooperation approved the transfer of ownership.

Overview of Business, page 4

5. Please explain in detail how Realgold International, Inc., the parent company, is generating revenue from its subsidiaries in China.

Response:

Currently Realgold International, Inc is a holding company. All business operations are carried out by Realgold Venture Pte Limited (which is the wholly owned subsidiary of Realgold International Inc) through Tengda Travel and Tengda Hotel. Tengda Travel pays the lease fees to Realgold Venture as required under the Lease Management Agreement. Tengda Hotel is wholly owned by Realgold Venture and it will distribute profits to Realgold Venture and Realgold Venture Pte Limited will in turn distribute profits to Realgold International, Inc.

Travel Agency, page 4

6. Please provide more detailed disclosure regarding the operations of the travel agency and how you generate income from the travel agency. For example, please disclose the average number of customers that you have had each month since you commenced managing this entity and the average fees paid to you by each customer. Further, please clarify how fees are determined and when they are paid, including whether you purchase travel packages in advance to resell or whether you are paid on commission. Please discuss whether you receive incentive payments from the destinations to which you send your customers and the average amount of these payments. Finally, please separately address the number and average payments received from individuals and from corporate customers.

Response:

Tengda Travel’s main business is the sales of packaged tours and the reservation and booking services. The events and exhibits are not the main business of Tengda Travel and have not generated any significant revenue.

As to the packaged tours, we do not organize and fulfill these tours by ourselves. We normally out-source them to other large size travel agencies and we make the middle fees. We have business relationship with dozens of larger travel agencies. When we receive a customer, our staff will call a number of larger travel agencies to obtain the price quote for the packaged tour to certain destinations and we will pick one of them to fulfill the tour order. We will sign up the customer and have the selected travel agency to provide the service. We will pay the contractor out of the fees we receive from the customer and we will keep the difference. We do not have any contract with these travel agencies because we always call several agencies for each customer in order to get competitive prices.

Averagely Tengda Travel receives 600 to 1,000 customers per month. Approximately 68% of them are from the business entities and 32% are from individual and families. Averagely each customer pays approximately RMB 1,000 Yuan (approximately US$160). Approximately 80% of the customers pay the full price upfront and then we pay the contractor agencies to fulfill the order.

As to the reservation and booking services, Tengda Travel has agreements with several hotels in China and it received discount price quote from these hotels and they also gave Tengda Travel’s customers priority for reservations and bookings.

7. Please revise your disclosure to clarify whether you are focused on specific destinations, or whether you provide your customers with destinations throughout the world. In addition, please provide more detailed disclosure regarding the hotels and golf courses that you have contracts with. If material, please file these contracts in accordance with Item 601(b)(10) of Regulation S-K, or advise.

Response:

Currently we are focused on the tourist destinations in mainland China. We have agreements with several hotels in China, including Zhuhai Chang’an Holiday Hotel, Nanyang Seascape Hotel and Zhuhai Kindo Hotel. They offer us discount rate and gave our customers priority for reservation.

As to golf course, we do not have official contract with any golf course. We normally call the golf courses near Zhuhai City to make phone reservation for our customers. We have revised the Form 8-K regarding the golf course reservation.

Hotel, page 4

8. Please provide more detailed disclosure regarding the hotel’s operations, including REVPar, ADR, and average occupancy rate. Additionally, please disclose the amount spent to acquire the rights to operate the hotel, discuss whether you have any plans to improve the hotel and clarify whether you actually own the hotel or operate the hotel subject to a lease agreement, including a description of any amounts you have paid or you owe pursuant to such lease agreement.

Response:

Tengda Hotel’s REVPar is approximately US$439.63 per month, ADR is RMB 108.3 Yuan (approximately US$17.55) . Average Occupancy Rate is 83.5% per month.

Realgold International Inc’s Hong Kong subsidiary Realgold Venture Pte Limited spent RMB 400,000 Yuan (approximately $64,241) to acquire the ownership of Tengda Hotel. Therefore, we actually own Tengda Hotel. We have invested approximately 2.5 million RMB Yuan to improve the facilities and renovate the hotel.

Government Regulation, page 5

9. Please disclose the material government regulations in China that could impact Realgold Venture’s ability to operate its travel agency and hotel business. Additionally, please disclose any material regulations that may impact your investors.

Response:

We have provided the disclosure and amended the Form 8-K per your comment, as follows:

The hotel industry in China is subject to a number of laws and regulations, including laws and regulations relating specifically to hotel operation and management. The principal regulation governing foreign ownership of hotel businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue, which became effective as of January 1, 2005. Under the regulation, the hotel industry belongs to the category of permitted foreign investment industry and there is no restriction on foreign investment in hotel businesses in China, other than regular business license and other permits that must be possessed by every lodging business in China. There are no regulatory ceilings on room rates in China. The market-based pricing is permissible for the hotel industry and room rates may be determined at the sole discretion of hotel management. Therefore, Realgold Venture is permitted by Chinese laws to own and operate hotels in China.

As to travel agency, the principal regulation governing foreign ownership of travel agencies in China is the Establishment of Foreign-controlled and Wholly Foreign-owned Travel Agencies Tentative Provisions (2003). The qualified foreign investors have been permitted to establish or own a travel agency in Beijing, Shanghai, Guangzhou, Shenzhen or Xian, upon the approval of the Chinese government, subject to considerable restrictions as to its scope of business. For example, foreign travel agencies cannot arrange for the travel of persons from mainland China to Hong Kong, Macau, Taiwan or any other country. In addition, foreign travel agencies cannot establish branches. Therefore, currently Realgold Venture itself can not own travel agencies in China. It can only provide travel agency related services such management services.

License, Permit and Approval, page 6

10. We note that that you disclose all the licenses, permits and approvals you have under PRC laws. Please advise whether you will need any additional licenses, permits or approvals to operate the travel agency or the hotel business in China.

Response:

We currently do not need any additional licenses, permits or approvals to operate the travel agency or the hotel business in China other than the ones we have already obtained under PRC laws,

Properties, page 6

11. We note that the rental expense for the fiscal year ended March 31, 2012 has increased significantly compared to that for the fiscal year ended March 31, 2011. Please explain, in detail, the reasons for the increasing rental expense. Additionally, please disclose whether you expect this amount to increase going forward. Further, please clarify whether you have an option to renew the lease agreement at the end of its term. Please file the agreement in accordance with Item 601(b)(10) of Regulation S-K, or advise.

Response:

We attached the English translation of the agreement as an exhibit to the Amendment No.2 to Form 8-K. We recorded significant increase in rent because the Leasing Agreement became effective in November 2010 and from November 2010 to March 2011, we paid 5 months rent, while from April 2011 to March 2012, we paid 12 months rent.

Following is the payment terms for the rent:

Monthly rent:	RMB
from November 1, 2010 to August 31, 2011	50,000.00
from September 1, 2011 to August 31, 2014	53,333.00
from September 1, 2014 to August 31, 2017	56,666.00
from September 1, 2017 to October 1, 2020	59,999.00

We expect the rent will increase in future as the Leasing Agreement provided that the rent will increase by increments of 3 years. Under the Leasing Agreement, the monthly rent from November 1, 2010 to August 31, 2011 was RMB 50,000 Yuan; the monthly rent from September 1, 2011 to August 31, 2014 is RMB 53,333 Yuan; the monthly rent from September 1, 2015 to August 31, 2017 is RMB 56,666 Yuan; and the monthly rent from September 1, 2017 to October 31, 2020 was RMB 59,999 Yuan. The Leasing Agreement provides us an option to renew at the end of its term.

Management, page 7

12. Please provide all of the disclosure required by Item 401 of Regulation S-K, including each person’s principal occupation and employment during the past five years. Please disclose each of the entities Mr. Lung Lai Tan and Mr. Po Hwa Tan have been associated with during the past five years, their positions at the entity and disclose when they began working at each entity and when they ceased working at each entity. Further, please revise your disclosure regarding Mr. Lung Lai Tan and Mr. Po Hwa Tan to discuss their specific experience, qualifications, attributes or skills that led to the conclusion that they should serve as your directors in light of your business and structure. Please refer to Item 401(e) of Regulation S-K.

Response:

We have provided such information per your comment.

Risk Factors, Page 8

13. Please revise the introductory paragraph so that it does not appear in all capital letters because this format impedes readability. Please also similarly revise the introductory paragraph on page 10.

Response:

We have revised it per your comment.

14. In the introductory paragraph, you qualify that the risks you have disclosed are not the only risks you face. Please revise to remove this disclosure and clarify that all material risks are presented in this section.

Response:

We have revised per your comment.

15. We note that several risk factor subheadings merely state general facts about your business. For example, we note the following subheadings:

☐ “Our inability to fund our capital expenditure requirements may adversely affect our growth and profitability” page 9;

☐ “China’s economic conditions could affect our business,” page 9; and.

☐ “Shareholders could experience substantial dilution” page 11;

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that may result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to read the subheading and understand the risk as it specifically applies to you.

Response:

We have revised per your comment.

16. We note that you have experienced net losses. Please add a risk factor to address these losses and the potential impact on your company’s business and financial condition.

Response:

We have added a risk factor as follows:

We have incurred significant net loss and may have hard time achieving profitability and carrying out business operations.

For the years ended March 31, 2012 and March 31, 2011, we have incurred net loss of $43,886 and $3,184.

Such net loss is due to our limited source of revenues and significantly high cost of revenues and expenses. Unless and until we generate significant additional revenues or substantially reduce our cost of revenues and expenses, we will likely continue to incur losses in our current and future fiscal years and we may never generate net profits.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

Overview, page 10

17. The disclosure in this section should provide insight into the material opportunities, challenges, and risks, such as those presented by known material trends and uncertainties, on which your executive officers are most focused. In addition, it should discuss the actions management is taking to address these opportunities, challenges, and risks and the performance indicators (financial and non-financial) that management uses to manage/assess your business and that would be important to investors. For example only, we note your disclosure regarding incurring more costs including legal and accounting fee to locate and complete a merger or acquisition. We also note your disclosure regarding the increase in net loss for the fiscal year ended March 31, 2012 as compared to the fiscal year ended March 31, 2011. Please disclose how the company will address your net losses. Refer to Release No. 33-8350 (Dec. 19, 2003).

Response:

We will expand our sales team to strengthen the sales efforts, we will establish business relationship with more travel agencies, hotels, etc to increase revenues, and we will improve our hotel so that we can charge higher fees and attract more customers. These methods will help us to generate more revenues and reduce loss and eventually achieve profitability.

Liquidity and Capital Resources, page 11

18. Please note that your disclosure regarding your liquidity and capital resources should be presented in one section. This disclosure should address how you intend to fund your sources for the next 12 months. Please revise to combine your disclosure in one section and disclose how you will fund your operations for the next 12 months. Please identify the sources from which the company will obtain capital to fund its increasing operating costs.

Response:

We have revised the disclosure per your comment.

19. Please disclose any restrictions that will impact your ability to transfer cash within the corporate structure. Also, discuss the nature of the restrictions on the net assets of your subsidiaries, the amount of those net assets, and the potential impact on your liquidity. Furthermore, if applicable, discuss the amount of cash held in USD versus RMB.

Response:

We have provided the disclosure as follows:

The RMB is not freely convertible into Dollars. The State Administration of Foreign Exchange (“SAFE”) administers foreign exchange dealings and requires that they be conducted though designated financial institutions. Foreign Investment Enterprises may purchase foreign currency from designated financial institutions in connection with current account transactions, including profit repatriation. These factors will limit the amount of funds that we can transfer from our subsidiaries in China to our parent entity and may delay any such transfer. In addition, upon repatriation of earnings of our Chinese subsidiaries to the United States, those earnings may become subject to United States federal and state income taxes. We have not accrued any U.S. federal or state tax liability on the undistributed earnings of our foreign subsidiary because those funds are intended to be indefinitely reinvested in our international operations. Accordingly, taxes imposed upon repatriation of those earnings to the U.S. would reduce the net worth of the Company.

The net worth of Zhuhai Tengda International Travel Agency Co., Ltd. as of September 30, 2012 was negative RMB282,447, approximately of $44,935 and the net worth of Tengda Business Hotel Co., Ltd. as of September 30, 2012 was negative RMB219,522, approximately of $34,924.As of September 31, 2012, the Company had cash of $13,692. All of the Company’s cash were kept in China.

Security Ownership of Certain Beneficial Owners and Management, Page 16

20. We note your statement: “The inclusion herein of such shares listed beneficially owned does not constitute an admission of beneficial ownership.” Please remove this statement. If there is a reason for specific individuals to disclaim beneficial ownership of shares, please provide this disclosure in a footnote relating to the specific individual and explain.

Response:

We have removed such statement per your request.

So far we are not aware of any reason for any specific individuals to disclaim beneficial ownership of shares.

21. Please note that if the preferred shares are convertible within 60 days, the amount of common shares into which they may be converted should be included in the table, and the percentage of class should reflect owning these shares. Please refer to Item 403(b) of Regulation S-K.

Response:

The preferred shares are not convertible within 60 days.

22. We note that Mr. Lung Lai Tan holds 991,951 shares of common stock and 20,000 shares of Series A Preferred Stock, which entitle him to a total of 20,001,951 votes, which represent approximately 40.4% of the total votes. Please add a risk factor to disclose that Mr. Lung Lai Tan may ultimately exercise complete control over the company and have the ability to make decisions regarding, (i) whether to issue common stock and preferred stock, including decisions to issue common and preferred stock to himself; (ii) employment decisions, including his own compensation arrangements, (iii) the appointment of all directors; and (iv) whether to enter into material transactions with related parties.

Response:

We have added the risk factor per your comment:

Our director and officer Lung Lai Tan may ultimately exercise complete control over the company.

Our director and officer Mr. Lung Lai Tan holds 991,951 shares of common stock and 20,000 shares of Series A Preferred Stock, which entitle him to a total of 20,001,951 votes, which represent approximately 40.4% of the total votes. Mr. Lung Lai Tan may ultimately exercise complete control over the company and have the ability to make decisions regarding, (i) whether to issue common stock and preferred stock, including decisions to issue common and preferred stock to himself; (ii) employment decisions, including his own compensation arrangements, (iii) the appointment of all directors; and (iv) whether to enter into material transactions with related parties.

Involvement in Certain Legal Proceedings, page 18

23. Please affirmatively state whether any director or executive officer has been involved in the activities disclosed in this section in past 10 years.

Response:

We have amended the disclosure per your comment.

Recent Sales of Unregistered Securities, page 19

24. We note that you sold securities in multiple transactions. For each transaction, please ensure that you disclose the exemption relied upon and state briefly the facts relied upon to make the exemption available. Please refer to Item 701(d) of Regulation S-K. We also note that, for at least one transaction, you indicate that you relied upon Rule 506 of Regulation D. However, it does not appear that you have filed a Form D. Please advise.

Response:

We have filed the Form D and also provided the disclosure per your comment.

Executive Compensation, Page 20

25. We note in the table that both of the named executive officers and directors have not received compensation in the past two fiscal years. Please disclose the conditions under which the Company will start to pay them for all their services rendered in all capacities to the Company.

Response:

Currently the Company does not have any plan to pay compensation to executive officers and directors and has not set any condition under which the Company will start to pay.

26. Please revise the summary compensation table to comply with Item 402(n) of Regulation S-K.

Response:

We have revised it per your comment.

Exhibit 99.1

Report of Independent Registered Public Accounting Firm

27. We note that your auditor, Anderson Bradshaw PLLC, included qualified language within their audit report.  Pursuant to SAB Topic 1.E.2 qualifications of this nature do not comply with the requirements of Rule 2-02 of Regulation S-X.  Please clarify and/or revise accordingly.

Response:

The history of the acquired business Zhuhai Tengda Business Hotel Co., Ltd.(“Tengda”) was not included in the Form 10-K annual report for year ended March 31, 2012. Since Realgold International is a legal and accounting acquirer, on the date of the acquisition, all of the assets acquired and liabilities assumed from Tengda Hotel are based on a fair value allocation, none of the audited amount will be presented in the annual report.   The Form 10-K Annual Form filed for the years ended March 31, 2013 and 2012 has unqualified audit opinion.

Exhibit 99.3

Unaudited Pro Forma Consolidated Financial Statements and the notes thereto

28. Please indicate in the respective financial statement headings that the statements are consolidated.

Response:

We have revised so per your comment.

29. As disclosed on page 21, we note that you changed your fiscal year end from December 31 to March 31. As such your unaudited consolidated pro forma statement of operations and comprehensive income should represent activity for the fiscal year ended March 31, 2012. Please note that Realgold’s historical operations when it was a shell company should be reflected within the pro-forma financial statements consistent with the guidance outlined in Rule 11-02(c)(3) of Regulation S-X.

Response:

We have revised so per your comment.

30. Based on the last paragraph of footnote one, it appears that you intended to also provide an unaudited interim pro forma consolidated statement of operations. Please revise to include unaudited interim pro forma consolidated statement of operations for the six months ended September 30, 2012. Reference is made to Rule 11-02(c)(2) of Regulation S-X.

Response:

We have revised so per your comment.

Exhibits, Page 22

31. Please file all exhibits required by Item 601 of Regulation S-K. For example only, we note that you have not filed your articles of incorporation.

Response:

We have revised so per your comment.

Acknowledgement Statement

In connection to responding to all the comments of the Securities and Exchange Commission, Asia Travel Corporation, formerly known as Realgold International, Inc. (“Company”) hereby acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We greatly appreciate your assistance.

Truly yours

/s/Tan Lung Lai

President, CEO

Date: September 23, 2013